Exhibit 99.1

SUZANO S.A.	SUZANO S.A.
Companhia Aberta de Capital Autorizado	Publicly Held Company
CNPJ/ME nº 16.404.287/0001-55	Corporate Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55
NIRE 29.3.0001633-1	Company Registry (NIRE) 29.3.0001633-1
COMUNICADO AO MERCADO	NOTICE TO THE MARKET

São Paulo, 01 de junho de 2023 – Suzano S.A. (“Companhia”) (B3: SUZB3 / NYSE: SUZ), em cumprimento às disposições constantes da Lei n° 6.404, de 15 de dezembro de 1976, conforme alterada (“Lei das Sociedades por Ações”), da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 80, de 29 de março de 2022 e da Resolução da CVM nº 44, de 23 de agosto de 2021, em linha com as melhores práticas de governança corporativa e em complementação às informações divulgadas por meio dos Comunicados ao Mercado de 24 de outubro de 2022 e 18 de abril de 2023, vem informar aos seus acionistas e ao mercado em geral o fechamento, nesta data, da aquisição pela Companhia da totalidade das quotas detidas pela Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (CNPJ/ME sob o nº 02.290.277/0001-21) na MMC Brasil Indústria e Comércio Ltda., (CNPJ/ME sob o nº 48.573.767/0001-36) (“MMC Brasil”), sociedade titular dos ativos referentes ao negócio de fabricação, marketing, distribuição e/ou venda no país de produtos de tissue, tais como papel higiênico, toalhas de papel, guardanapos, lenços, bem

São Paulo, June 1st, 2023 – Suzano S.A. (“Company”) (B3: SUZB3 / NYSE: SUZ), in compliance with the provisions of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporate Law”), of the Brazilian Securities Commission (“CVM”) Resolution No. 80, dated as of March 29th, 2022, and of CVM Resolution No. 44, dated as of August 23rd, 2021, in line with corporate governance best practices, and in addition to the information disclosed through the Notices to the Market dated October 24th, 2022 and April 18, 2023, hereby informs its shareholders and the market in general the closing, on this date, of the acquisition by the Company of the totality of the quotas held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (CNPJ/ME sob o nº 02.290.277/0001-21) in MMC Brasil Indústria e Comércio Ltda. (CNPJ/ME 48.573.767/0001-36), company that holds the assets related to the business of manufacturing, marketing, distributing and/or selling of tissue products, including toilet paper, paper towels, napkins, tissues, as well as other paper products in Brazil, including ownership of the brand como outros produtos de papel, incluindo a propriedade sobre a marca “NEVE” (“Sociedade Alvo” e “Operação”), nos termos do contrato de contrato de compra e venda de participação societária (Equity Purchase Agreement) celebrado em 24 de outubro de 2022 (“Contrato”).

“NEVE” (‘Target Company” and “Transaction”), under the terms of the “Equity Purchase Agreement” executed on October 24th, 2022 (“Agreement”).
O preço base da Operação foi de US$ 175.000.000,00 (cento e setenta e cinco milhões de dólares), sujeito aos ajustes usuais deste tipo de operação.	The base price of the Transaction was US$ 175,000,000.00 (one hundred and seventy-five million dollars), subject to the usual adjustments for this type of transaction.
Por fim, a Companhia reitera seu compromisso de manter os acionistas e o mercado em geral informados acerca de qualquer outro assunto de interesse de seus acionistas e do mercado.	Lastly, the Company reiterates its commitment to keep shareholders and the market in general informed about any matter of interest to its shareholders and the market.
São Paulo, 01 de junho de 2023.	São Paulo, June 1st, 2023.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Diretor Executivo de Finanças e de Relações com Investidores	Chief Financial and Investor Relations Officer